UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Applied DNA Sciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03815U201
(CUSIP Number)

February 2, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03815U201	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON Bruce Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 639,028
	6	SHARED VOTING POWER 1,027,770
	7	SOLE DISPOSITIVE POWER 639,028
	8	SHARED DISPOSITIVE POWER 1,027,770
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,798
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 03815U201	SCHEDULE 13G	Page 3 of 6

Item 1.	(a)	Name of Issuer
Applied DNA Sciences, Inc.

	(b)	Address of Issuer’s Principal Executive Offices
50 Health Sciences Drive
Stony Brook, New York 11790

Item 2.	(a)	Name of Person Filing
Bruce Grossman (the “Reporting Person”)

	(b)	Address of Principal Business Office or, if none, Residence
c/o Dillon Hill Capital LLC 200 Business Park Drive, Suite 306 Armonk, NY 10504

	(c)	Citizenship
USA

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number
See cover page

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b)	[__]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	[__]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	[__]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
(f)	[__]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[__]	A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[__]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	[__]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[__]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 03815U201	SCHEDULE 13G	Page 4 of 6

Item 4.	Ownership

The shares of Common Stock reported on this Schedule are indirectly beneficially owned by the Reporting Person.

Dillon Hill Capital, LLC, of which the Reporting Person is the sole member, directly owns 639,028 shares of Common Stock of the Issuer.

Dillon Hill Investment Company LLC, the investment decisions of which are controlled by the Reporting Person, directly owns 877,770 shares of Common Stock.

Dillon Hill Investment Company II LLC, the investment decisions of which are controlled by the Reporting Person, directly owns 150,000 shares of Common Stock.

The Reporting Person may be deemed to have sole voting and dispositive power over the shares of Common Stock held by Dillon Hill Capital LLC and shared voting and dispositive power over the shares of Common Stock held by Dillon Hill Investment Company LLC and Dillon Hill Investment Company II LLC.

Dillon Hill Capital LLC also owns warrants to purchase 1,579,056 shares and Dillon Hill Investment Co LLC also owns warrants to purchase 2,157,739 shares of Common Stock.  The exercise of these warrants are subject to limitations on beneficial ownership and  approval of the Issuer’s shareholders. As a result, the shares of Common Stock issuable upon exercise of the warrants is not included in the ownership reported herein.

The percentage beneficial ownership reported in Item 11 of the cover pages to this Schedule was calculated based on 16,978,703 shares of Common Stock outstanding as of February 2, 2024.

(a)	Amount Beneficially Owned
See row 9 of cover page

(b)	Percent of Class
See row 11 of cover page

(c)	Number of Shares as to which such person has

(i)	Sole power to vote or to direct the vote: See row 5 of cover page

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page

CUSIP No. 03815U201	SCHEDULE 13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See Item 4.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03815U201	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

/s/ Bruce Grossman
Name: Bruce Grossman